EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	StepOne Personal Health, Inc. Articles of Conversion	Previously Submitted
B	StepOne Personal Health, Inc. Bylaws	Previously Submitted
C	StepOne Personal Health, Inc. Legal Opinion Letter	Previously Submitted
D	StepOne Personal Health, Inc. Investor Subscription Agreement	Previously Submitted
E	StepOne Personal Health, Inc. Preferred Stock Designation	Previously Submitted
F	StepOne Personal Health, Inc. New York State Securities Registration	Included

PDF Copies of all Exhibits available upon Request to StepOne Personal Health, Inc.: